[redacted]

12013949

SEC Mail Processing Section
FEB 27 2012
Washington, DC
123

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Annual Audited Report Form X-17A-5 Part III	Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder	SEC FILE 8-67347

Report for the Period Beginning January 1, 2011 and Ending December 31, 2011

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY

Manor House Capital, LLC

ADDRESS OR PRINCIPAL PLACE OF BUSINESS:

One Commerce Square
2005 Market Street, 8th Floor, Suite 820
Philadelphia, PA 19103

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Samuel Jacobs (215) 496-2635

B. ACCOUNTANT IDENTIFICATION

Independent Public Accountant (Whose opinion is contained in this Report)

ParenteBeard LLC
1200 Atwater Drive, Suite 225
Malvern, PA 19355

CHECK ONE:

X Certified Public Accountant
Public Accountant
Accountant not resident in United States
Or any of its possessions

FOR OFFICIAL USE ONLY

AB 3/16 AB 3/11 JD 3/14/12

OATH OR AFFIRMATION

I, Samuel Jacobs, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Manor House Capital, LLC as of December 31, 2011 and 2010 are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Samuel Jacobs, Managing Member

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
PATRICIA E. GULAS, Notary Public
City of Philadelphia, Phila. County
My Commission Expires October 30, 2012

Patricia E Gulas

Subscribed and sworn
to before me this
24th day of February, 2012

This report contains (check all applicable boxes):

x	(a)	Facing page
x	(b)	Statement of financial condition
x	(c)	Statement of income
x	(d)	Statement of cash flows
x	(e)	Statement of changes in member's equity
	(f)	Statement of changes in liabilities subordinated to claims of general creditors
x	(g)	Computations of net capital for brokers and dealers pursuant to Rule 15c3-1
	(h)	Computation for determination of reserve requirements pursuant to Rule 15c3-3
	(i)	Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3
	(j)	A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3
	(k)	A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation
x	(l)	An oath or affirmation
x	(m)	A copy of the SIPC supplemental report
	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
x	(o)	Independent auditors' report on internal accounting control
	(p)	Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5

Manor House Capital, LLC

Financial Statements and
Supplementary Information

December 31, 2011 and 2010

ParenteBeard

CONFIDENCE THROUGH CLARITY

Manor House Capital, LLC

Financial Statements and
Supplementary Information

December 31, 2011 and 2010

Manor House Capital, LLC

Table of Contents
December 31, 2011 and 2010

ParenteBeard

Independent Auditors' Report

Member
Manor House Capital, LLC

We have audited the accompanying statement of financial condition of Manor House Capital, LLC (the "Company") as of December 31, 2011 and 2010 and the related statements of income, changes in member's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the audited financial statements referred to above present fairly, in all material respects, the financial position of Manor House Capital, LLC as of December 31, 2011 and 2010, and the results of its operations, changes in member's equity and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedules I, II and III is required by Rule 17a-5 under the Securities Exchange Act of 1934 and are presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

ParenteBeard LLC

Malvern, Pennsylvania
February 14, 2012

Manor House Capital, LLC
Statement of Financial Condition
December 31, 2011 and 2010

	2011	2010
Assets		
Cash	$ 51,971	$ 23,953
Commission receivable	9,031	17,716
Receivable - other	9,687	1,289
Total current assets	$ 70,689	$ 42,958
Liabilities and Member's Equity		
Liabilities,		
Accounts payable and accrued expenses	$ 4,241	$ 1,674
Total current liabilities	4,241	1,674
Member's Equity	66,448	41,284
Total liabilities and member's equity	$ 70,689	$ 42,958

See Notes to Financial Statements

Manor House Capital, LLC

Statement of Income
Years Ended December 31, 2011 and 2010

	2011	2010
Revenue		
Commissions	$ 1,000,803	$ 79,635
Expenses		
Commissions and fees	886,345	-
Insurance	3,752	6,545
Professional fees	21,637	19,223
Licenses	8,973	7,145
Occupancy	3,900	3,900
Other expenses	3,532	7,278
Total expenses	928,139	44,091
Net Income	$ 72,664	$ 35,544

See Notes to Financial Statements

Manor House Capital, LLC

Statement of Changes In Member's Equity
Years Ended December 31, 2011 and 2010

Member's Equity - January 1, 2010	$ 21,740
Net Income	35,544
Member Capital Contributions	10,000
Member Distributions	(26,000)
Member's Equity - December 31, 2010	41,284
Net Income	72,664
Member Distributions	(47,500)
Member's Equity - December 31, 2011	$ 66,448

See Notes to Financial Statements

Manor House Capital, LLC

Statement of Cash Flows
Years Ended December 31, 2011 and 2010

	2011	2010
Cash Flows from Operating Activities		
Net income	$ 72,664	$ 35,544
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in operating assets,		
Net receivables from insurance carriers	8,685	(14,950)
Receivable - other	(8,398)	(1,289)
Increase (decrease) in operating liabilities,		
Accounts payable and accrued expenses	2,567	1,509
Net cash provided by operating activities	75,518	20,814
Cash Flows from Financing Activities		
Member contributions	-	10,000
Member distributions	(47,500)	(26,000)
Net cash used in financing activities	(47,500)	(16,000)
Net increase in cash	28,018	4,814
Cash, Beginning	23,953	19,139
Cash, Ending	$ 51,971	$ 23,953

See Notes to Financial Statements

1. Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Manor House Capital, LLC (the "Company") is a broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company's primary source of revenues consists of commissions received on the sale of life insurance and annuity products to high net worth individuals, families and institutions, as well as transaction advisory services and other consulting fees.

Subsequent events have been evaluated for recognition or disclosure through February 14, 2012, the date the financial statements were available to be issued.

Method of Accounting

The Company operates under the exemptive provisions of Paragraph (k)(2)(i) of Rules 15c3-3 of the SEC, which provide that the provisions of this section shall not be applicable to a broker or dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers and effectuates all financial transactions between the broker or dealer and his customers through one or more designated bank accounts.

The Company maintains its books and records and files its tax returns on the accrual basis of accounting. The accompanying financial statements have been prepared on that basis, in which revenue and gains are recognized when earned and expenses and losses are recognized when incurred.

Revenue Recognition

Commission income from life insurance products are recognized when earned at the date of the initial sale and residual commissions are earned at each subsequent anniversary date. Commissions may be paid to the Company monthly, quarterly or annually, depending on the terms of each commission agreement. Transaction advisory services and other consulting fees are recognized as income when the Company renders the related services.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

From time to time, cash balances in financial institutions may exceed FDIC insured limits. There were no deposits in excess of insured limits at December 31, 2011 and 2010.

Commissions and Other Receivables

Commissions and other receivables are stated at their outstanding balances. The Company considers accounts receivable to be fully collectible. If collection becomes doubtful, an allowance for doubtful accounts will be established, or the accounts will be charged to income when that determination is made by management. Unpaid balances remaining after the stated payment terms are considered past due. Recoveries of previously charged off accounts are recorded when received. No allowance for doubtful accounts receivable was deemed necessary at December 31, 2011 or 2010, respectively.

Income Taxes

The Company is organized as a single member limited liability company in the Commonwealth of Pennsylvania and is considered a disregarded entity for both federal and state income tax purposes. Items of taxable income and deductible expense flow through to and are reported by the member.

The Company has adopted accounting guidance related to accounting for uncertainty in income taxes, which sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. The Company's policy is to recognize interest and penalties on unrecognized tax benefits in income taxes expense in the statement of operations.

Years that remain open for potential review by the Internal Revenue Service are 2008 through 2011.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business. During 2011 and 2010, the Company only had cash balances which it maintained in a checking account.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

The Company had no liabilities subordinated to the claims of general creditors for 2011 and 2010; consequently, the financial statements have not presented the Statement of Changes in Liabilities Subordinated to Claims of General Creditors.

Reclassifications

Certain reclassifications have been made to the financial statements to improve comparability between years.

2. Operating Lease

The Company has an operating lease agreement for rental of office space. The aggregate annual cost of rental amounts to $3,000 per year. This agreement is renewed each year and may be renegotiated at the time of renewal.

Rent expense for 2011 and 2010 aggregated to $3,000 per year, and is included in the occupancy expense line item on the statement of income.

3. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined in Rule 15c3-1, shall not exceed 15 to 1. At December 31, 2011 and 2010, the Company had net capital of $47,730 and $22,279, respectively, which was $42,730 and $17,279, respectively, in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 8.89% at December 31, 2011 and 7.51% at December 31, 2010.

4. Reserve Requirements Pursuant To Rule 15c3-3

The Company does not carry securities accounts for customers or perform custodial functions related to customer securities. This allows the Company to claim an exemption from SEC Rule 15c3-3 under subparagraph (k)(2)(i), which relates to the maintenance of special accounts for the exclusive benefit of customers.

Manor House Capital, LLC

Supplementary Information
Computation of Net Capital Under Rule 15c3-1
of The Securities and Exchange Commission
Years Ended December 31, 2011 and 2010

	2011	2010
Net Capital		
Total member's equity	$ 66,448	$ 41,284
Deductions from and/or changes to member's equity:		
Total Nonallowable Assets (commissions and other receivables)	(18,718)	(19,005)
Net Capital	47,730	22,279
Computation of Basic Net Capital Requirement:		
Minimum net capital required	5,000	5,000
Net Capital in Excess of Minimum Requirement	$ 42,730	$ 17,279
Net Capital, as Reported on the Company's FOCUS Report - Part IIA	$ 47,730	$ 22,279
Computation of Aggregate Indebtedness:		
Aggregate indebtedness (accounts payable and accrued expenses)	$ 4,241	$ 1,674
Percentage of aggregate indebtedness to net capital	8.89%	7.51%
Ratio of aggregate indebtedness to net capital	0 to 1	0 to 1

Statement Pursuant to Rule 17a-5(d)(4)

Since there are no differences between the net capital computation on Part IIA of the Company's Form X-17A-5 and the net capital computed above, a reconciliation is not necessary.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2011

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2011

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragtaph (k)(2)(i) of the Rule.

ParenteBeard

Independent Auditors' Report
On Internal Control
Required by SEC Rule 17A-5

Member
Manor House Capital, LLC:

In planning and performing our audit of the financial statements and supplementary information of Manor House Capital, LLC, (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

ParenteBeard LLC

Malvern, Pennsylvania
February 14, 2012

ParenteBeard

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Member
Manor House Capital, LLC
One Commerce Square
2005 Market Street, 8th Floor, Suite 820
Philadelphia, PA 19103

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Manor House Capital, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Manor House Capital, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Manor House Capital, LLC's management is responsible for Manor House Capital, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011 noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

ParenteBeard LLC

Malvern, Pennsylvania
February 14, 2012

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31, 20 11

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067347 FINRA DEC
MANOR HOUSE CAPITAL LLC 15*15
2005 MARKET ST 8TH FLR STE 820
PHILADELPHIA PA 19103

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 2338.09

B. Less payment made with SIPC-6 filed (exclude interest) (258.24)

8/11/11
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 2079.85

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2079.85

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Manor House Capital, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Managing Member
(Title)

Dated the 9 day of February, 20 12.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning JAN 1, 2011
and ending Dec 31, 2011

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,000,802

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 65,565

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 65,565

2d. SIPC Net Operating Revenues $ 935,237

2e. General Assessment @ .0025 $ 2,338.09

(to page 1, line 2.A.)